Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad



It’s clear from talking to Tia, that buying chartered planes isn’t just about money - it’s about freedom.
The freedom to go where you want, when you want, without waiting in security lines or dealing with delays.


Carefully consider the investment objectives, risks, charges and expenses
of The Flagship Fund before investing.
This and other information can be found in the Fund’s prospectus https://fundrise.com/ct.
them carefully before investing.
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And THAT’s the kind of freedom the wealthy prioritize.
See, they don’t just trade their time for money.
They build assets that can pay them - so they can have time to fly on jets like this and enjoy life on their terms.
And one of the best ways to do that? Real estate.

That’s why the Fundrise Flagship Fund is worth looking into.
It lets you invest in private real estate projects without the hassle of owning properties or dealing with tenants.


Multifamily apartments
With a boom in remote work and business-friendly local governments courting employers, more affordably-priced suburban apartment communities have generally experienced stable or growing demand. We've paid a lower price for these investments relative to their earnings, and expect a higher income yield in the near term, as well as the potential for greater appreciation over the long term to the extent that demand increases in the future.
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Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing.
This and other information can be found in the Fund's prospectus https://fundrise.com/ct.
Read them carefully before investing. #flagshipfundmarketing

And just a few hundred bucks, you're in.
Because real freedom isn't just about flying private - it's about having the income to choose how you live.
And that's why it starts with smart investments.

Thanks to the Fundrise Flagship Fund for sponsoring this video! Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus https://fundrise.com/ct. Read them carefully before investing. #flagshipfundmarketing